Exhibit 1

Cemex announces record annual EBITDA

and proposal to initiate a dividend program

Monterrey, Mexico. February 8, 2024 – Cemex reported today exceptional 2023 results, with an 8% growth in Sales, 20% increase in EBITDA, and a more than doubling of Free Cash Flow after maintenance capex to US$1.2 billion. This performance, coupled with the Board’s confidence in the medium-term outlook and strong free cash flow generation over the last few years, allows Cemex to initiate a formal shareholder return program, subject to approval at the next Annual Shareholders’ Meeting.

Cemex reported an EBITDA margin of 19.2%, an expansion of 2.0pp, achieving its stated goal of recovering 2021 margin. Record EBITDA of approximately US$3.35 billion, and a turnaround in working capital investment, significantly contributed to a 6-year high in Free Cash Flow after maintenance capex. Results were bolstered by strong pricing for its products across all markets, decelerating input cost inflation, and contributions from Cemex’s growth investment strategy and Urbanization Solutions business. Cemex’s leverage ratio declined to 2.06x(1), within investment grade parameters.

“I am pleased to announce that 2023 is a record year for our company where we delivered not only great results and recovered from the extraordinary inflationary pressures of the last few years, but also continued executing against our ambitious decarbonization commitments, reducing our CO2 emissions by 4% this year and by 13% since 2020,” said Fernando A. González, CEO of Cemex. “Despite the significant macro challenges of the last four years, we have proven not only the resiliency of our business model but also our ability to pivot and adjust rapidly to changing global conditions. This foundation gives us additional flexibility in capital allocation, where we continue to accelerate investments in our bolt-on growth strategy, initiate a sustainable return program for shareholders, and bolster our capital structure.”

Cemex proposes the initiation of a quarterly dividend program:

•	Subject to approval at Cemex’s Annual Shareholder Meeting to be scheduled on March 22nd.

•	Equal quarterly dividend distribution totaling US$120 million in first year; first payment commencing in 2nd quarter of 2024 and final payment in 1st quarter of 2025.

•	Subsequent dividend distributions under the program will be subject to shareholder approval.

Cemex’s Consolidated 2023 Full Year and 4th Quarter Financial and Operational Highlights.

•	Net Sales increased 8%, to US$17,416 million in 2023, and 5% to US$4,243 million in the 4th quarter.

•	EBITDA increased 20%, to US$3,347 million in 2023, and 13%, to US$743 million in the 4th quarter.

•	EBITDA margin increased 2.0pp in 2023, to 19.2%, and by 1.2 pp, to 17.5% in the 4th quarter.

•	Free Cash Flow after Maintenance Capital Expenditures was US$1,208 million in 2023, and US$511 million in 4th quarter.

•	For the full year, EBITDA from Cemex’s Urbanization Solutions business increased by 27%.

•	Continued execution of Cemex’s decarbonization roadmap, with a 4% YoY CO2 reduction in 2023 and 13% since 2020.

•

Controlling interest net income after adjusting for a previously disclosed adverse tax judgement in Spain of US$613 million in 4th quarter, was US$63 million lower YoY for the full year, and was US$271 million higher YoY for the fourth quarter.

Geographical Markets 2023 Full Year and 4th Quarter Highlights.

•

Net Sales in Mexico increased 16% in 2023, to US$5,088 million, and 17% in 4th quarter, to US$1,333 million. EBITDA increased 15% in 2023, to US$1,488 million, and increased 13% in 4th quarter, to US$346 million.

•

Cemex’s operations in the United States reported Net Sales of US$5,338 million in 2023, an increase of 6%, and US$1,269 million in 4th quarter, an increase of 4%. EBITDA increased 37% in 2023, to US$1,040 million, and increased 18% to US$239 million in the 4th quarter.

•

In the Europe, Middle East, Africa and Asia region, Net Sales increased by 5% in 2023, to US$5,059 million, and decreased 4% in 4th quarter, to US$1,166 million. EBITDA was US$703 million in 2023, 7% higher, and US$129 million for 4th quarter, a 14% decrease.

•

Cemex’s operations in the South, Central America, and the Caribbean region, reported Net Sales of US$1,725 million in 2023, an increase of 8%, and US$425 million in 4th quarter, an increase of 7%. EBITDA increased 5% to US$399 million in 2023 and increased 14% to US$98 million in the 4th quarter.

Note: All percentage variations related to Net Sales and EBITDA are on a like-to-like basis for the ongoing operations and for foreign exchange fluctuations compared to the same period of last year. All references to EBITDA mean Operating EBITDA.

(1)	Calculated in accordance with Cemex’s bank debt agreements.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

Contact information

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Analyst and Investor Relations - New York

Scott Pollak

+1 (212) 317-6011

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

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Except as the context otherwise may require, references in this press release to “Cemex,” ”we,” ”us,” ”our,” refer to Cemex, S.A.B. de C.V. and its consolidated subsidiaries. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. Cemex intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect Cemex’s current expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances and assumptions about future events, as well as Cemex’s current plans based on such facts and circumstances, unless otherwise indicated. These statements necessarily involve risks, uncertainties, and assumptions that could cause actual results to differ materially from Cemex’s expectations, including, among others, risks, uncertainties, and assumptions discussed in Cemex’s most recent annual report and detailed from time to time in Cemex’s other filings with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, which if materialized could ultimately lead to Cemex’s expectations and/or expected results not producing the expected benefits and/or results. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. These factors may be revised or supplemented, and the information contained in this press release is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct this press release or revise any forward-looking statement contained herein, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. All references to prices in this press release refer to Cemex’s prices for Cemex products and services. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green’, ‘social’, or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.